Exhibit 99.32

Elemental Altus to Consolidate Cash-Flowing Gold Royalty Portfolio from AlphaStream for Equity Consideration

Vancouver, British Columbia--(Newsfile Corp. - October 16, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to announce that it has entered into a binding agreement (the "Agreement") to acquire an additional 50% ownership of 24 existing royalties (the "Portfolio") from AlphaStream Limited ("AlphaStream") for a consideration of US$28 million in equity (the "Acquisition"). The Portfolio includes Elemental Altus' existing producing gold royalties on the Bonikro Gold Project ("Bonikro"), the Ballarat Mine ("Ballarat"), South Kalgoorlie Operations ("SKO") and 21 additional royalties located in Australia. Upon completion of the Acquisition, Elemental Altus, through a 100% interest in the Portfolio, will hold an effective 4.5% NSR royalty on Bonikro, a 2.5% NSR royalty on Ballarat, and a A$10/oz royalty and A$1 million Discovery Bonus on SKO.

Acquisition Highlights:

•	Producing Gold Royalties: immediate cash flow with approximately US$6 million additional revenue forecast in 2025 by consolidating the Portfolio

•	Margin Expansion: expected pro forma 2025 revenue increase of ~25% to US$31 million[1], driving a material step up in free cash flow with no increase in management costs

•	Substantial Leverage to Gold: the Portfolio provides immediate exposure to gold prices that are significantly above consensus forecasts

•	Exploration Optionality: upside already demonstrated across the Portfolio with operators in Australia including Northern Star Resources Limited, Evolution Mining Limited, Hancock Prospecting Pty Ltd, Mineral Resources Limited and Zijin Mining Group Company Limited

•	Increased Financial Strength: further improves financial flexibility with regards to acquisitions, deleveraging profile and dividends

•	Strategic Shareholder: AlphaStream join the Register as another cornerstone shareholder moving forward with the right to nominate a director to the Board

Frederick Bell, CEO of Elemental Altus, commented:

"Building on top of our organic growth in 2025 and 2026, this acquisition provides a step change in revenue with accompanying margin expansion and introduces a newstrategic shareholder in AlphaStream. The assets are well known to Elemental Altus through our existing joint ownership over the last 3 years and the producing assets have been substantially de-risked over that time. We also continue to see material exploration upside across the portfolio, most notably at the Hampton- Boulder-Jubilee and Hercules deposits at Northern Star's SKO in Western Australia.

By securing further interests on the Bonikro, SKO and Ballarat operations, we expect to add to our near and long-term revenue profiles and significantly expand margins; providing increased free cash flowgeneration and scale, adding high quality exploration optionality and further enhancing the Company's precious metals focus.

We believe the Portfolio offers material upside in the current gold price environment alongside asset outperformance. In particular, SKO has averaged ~US$1 million per annum on a 100% basis over the last two years when including Discovery Bonus payments, and Ballarat has a committed newowner focused on reinvesting into operations to build a long-term successful mine. At Bonikro, royalty production is at record levels while the gold price is at all-time highs, and further upside from embedded optionality in 21 Australian royalties offers potential outsized returns, de-risked by the quality of operators on many assets all located in a top tier mining jurisdiction. Of note, at the Zuleika South & Rose Hill royalty, which covers the Hercules discovery, Northern Star are undertaking definition drilling which is expected to feed into internal mine planning studies to determine howthe project may be developed. At Mt Monger, operations are being ramped up following the merger of Red 5 and Silver Lake; and a pre-start study completed at the Ashburton Project includes potential for a small deposit at Merlin to be incorporated into near-term mine scheduling. Evolution Mining's Kintore Project and associated exploration potential has been flagged as an advanced project sitting in the Kunanalling Shear Zone which already hosts several operating mines, while the Mulgarrie royalty operated by Zijin has been mined intermittently over the course of the last 2 years as a satellite deposit."

Prashant Francis, the co-CEO of AlphaStream (who is expected to be nominated to the Board subject to TSXV approval), commented:

"AlphaStream looks forward to working with Elemental Altus in its shared vision of building a pre- eminent royalty and streaming company. Having successfully partnered with the company on the Portfolio, we are excited about the prospects for the future."

Key Royalties - with Elemental Altus' increased royalty rate, post-transaction

Bonikro - 4.5% NSR

The Bonikro open-pit gold mine is located in Côte d'Ivoire, 230km north-west of Abidjan and has produced over 1.4Moz of gold at an average grade of 1.63g/t of gold since production commenced in 2008. The Bonikro Project is comprised of the Bonikro open pit and a 2.5Mtpa processing plant, as well as the satellite Hire and Dougbafla deposits2. The project is operated by Allied Gold Corp (TSX: AAUC) and has Reserves of 571,000 ounces of gold as of December 31, 20233.

Figure 1: Bonikro Royalty Outline

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/8358/226794_577a83ad046c2837_001full.jpg

Elemental Altus' royalty covers the entirety of the PB5 pushback, the next in a series of successive pushbacks of the open pit originally designed by previous operator Newcrest. Elemental Altus' royalty operates on a sliding scale, with a maximum royalty rate of 4.5% NSR when the average gold price during the period is above US$1,450 per ounce. The PB5 project has successfully ramped up since commencement in 2023, with Allied guiding production of 95,000-105,000 ounces for 2024 across the entire project³. The royalty is capped at 560,000 ounces of gold production (~444,000 ounces of the cap currently remain), and it is understood that the production cap will be reached during the current mine plan.

Ballarat - 2.5% NSR

Ballarat is an underground gold mine located 100km northwest of Melbourne in the major gold-producing city of Ballarat, Victoria, Australia, in the south-western part of the Lachlan Fold Belt within the Palaeozoic sedimentary rocks of the Bendigo-Ballarat subdivision. The mine hosts significant historical workings and has been in modern operation since 2006, producing 35,000-40,000 ounces per annum. Gold mineralisation occurs within discontinuous, irregular quartz veins associated with Lower Ordovician sandstones, siltstones and mudstones that are weakly metamorphosed and folded about north-south trending axes.

Approximately 70% of the recovered gold is 'free' and separated by gravity methods before being directly smelted into bars, with the other 30% present as sulphide-bound gold which is extracted by cyanide leach4; and a mill upgrade, to improve recoveries, is being contemplated. Ballarat is operated by private company Victory Minerals and is mined by a combination of conventional drive development and mechanised open stoping. The royalty area covers 32km2 and is capped at A$50 million (~A$29 million of the cap currently remains).

Figure 2: Ballarat Royalty Outline

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https://images.newsfilecorp.com/files/8358/226794_577a83ad046c2837_002full.jpg

SKO - A$10/oz and A$1 million Discovery Bonus

The South Kalgoorlie Operations are located in Kalgoorlie, Western Australia within the prolific Eastern Goldfields Superterrane. Gold mineralisation is associated with greenstones with volcano-sedimentary rocks in multiple orogenic lode gold style deposits, controlled by generally NNW-trending shear zones; and minor paleoplacer deposits. The main mineralised orebody Hampton-Boulder-Jubilee ("HBJ") remains open down plunge with limited effective deep drilling undertaken to date on the narrow, subvertical higher grade lodes.

Elemental Altus' royalty covers 176km2, including the long-term producing underground HBJ gold mine complex, owned and operated by Northern Star Resources (ASX: NST) since 2018. The mine is a primary source of ore feed of Northern Star's regional Kalgoorlie Operations, providing ore to both the Kanowna Belle and KCGM mills5. The royalty agreement includes a Discovery Bonus of A$1 million payable for each new ore body on the royalty tenement package with production and / or Reserves greater than 250,000 ounces of gold. To date, Northern Star has paid two Discovery Bonuses from the SKO operations, and recent exploration drilling has indicated the potential for subsequent bonuses to be paid.

Figure 3: SKO Royalty Outline

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https://images.newsfilecorp.com/files/8358/226794_577a83ad046c2837_003full.jpg

Additional Royalties - with Elemental Altus' increased royalty rate, post-transaction

Figure 4: Australian Royalty Portfolio

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https://images.newsfilecorp.com/files/8358/226794_577a83ad046c2837_004full.jpg

Asset	Operator	Commodity	Location	Stage	Interest (total)
Ashburton (Paulsens)	Black Cat Syndicate	Gold	WA, Australia	Development	2.5% GSR
Bills Find (Yandal)	Northern Star Resources	Gold	WA, Australia	Exploration	Sliding scale
Bullfinch	China Hanking Holdings	Gold	WA, Australia	Exploration	10% NPI
Gidginbung	XavierLinQ Pty	Gold, Copper	NSW, Australia	Development	2% NSR
Hampton Nickel	Goldfields / Mineral Resources / Dynamic Metals	Polymetallic	WA, Australia	Exploration	A$10/oz and A$1m discovery bonus
Kintore	Evolution	Gold	WA, Australia	Exploration	A$0.39/g Au - A$0.65/g Au
Kunanalling (Catherwood)	Evolution	Gold	WA, Australia	Exploration	3.64% NSR
Mayfield	C29 Metals	Copper	QLD, Australia	Exploration	2% NSR
Mertondale (Crawford)	Cavalier Resources	Gold	WA, Australia	Development	2% NSR (>30koz)
Mount Cannindah	Cannindah Resources	Copper, Gold	QLD, Australia	Development	0.9% NSR
Mount Coolon (Rosetta)	GBM / Newmont	Gold	QLD, Australia	Exploration	3% NSR
Mount Isa (Brightlands / Milo)	IsoEnergy	Polymetallic	QLD, Australia	Development	2% NSR
Mount Isa (Mt Margaret)	GBM Resources / JX Nippon	Gold	QLD, Australia	Exploration	2% NSR
Mount Success	Ravenswood Gold	Gold	QLD, Australia	Exploration	0.381% NSR (capped at A$762k)
Mount Wall (Anthiby Well)	Hancock Prospecting	Iron Ore	WA, Australia	Development	1% GR
Mulgarrie	Zijin Mining Group	Gold	WA, Australia	Development	1.2% GR
Mungana & Red Dome	Administration	Gold	QLD, Australia	Development	3% NSR (Au Only >300koz)
Nupower	Uranium Australia	Uranium	NT, Australia	Exploration	0.90% GR
Randalls (Mt Monger)	Vault Minerals	Gold	WA, Australia	Producing	$1/oz Au
Wudinna (Boland)	Cobra Resources	Gold, REEs	SA, Australia	Exploration	1.5% NSR
Zuleika South & Rose Hill (Hercules)	Northern Star Resources	Gold	WA, Australia	Exploration	A$10/oz and A$1m discovery bonus

Terms of the Acquisition

The Acquisition is structured as the purchase of the 50% interest in each of the special purpose vehicles that own the Portfolio that is not already owned by the Company, from a subsidiary of AlphaStream, as vendor. As consideration, Elemental Altus will issue to AlphaStream or its affiliate 34,444,580 common shares of the Company at an issue price of C$1.10 per share, representing aggregate consideration for the Acquisition of US$28,000,000 equivalent to C$37,889,039 based on the Bank of Canada exchange rate for converting US dollars into Canadian dollars of US$1=CDN$1.35318 on October 3, 2024.The shares issued to AlphaStream will represent approximately 15% of the Company's common shares upon closing of the transaction and are subject to restrictions on transfer for a period of four months plus a day pursuant to Canadian securities laws and TSX Venture Exchange requirements.

Closing is expected to occur on or before November 8, 2024, and is subject to certain conditions including the approval of the TSX Venture Exchange.

Pursuant to the Agreement, Elemental Altus intends to grant AlphaStream certain rights including:

•	The right for AlphaStream to nominate a director to Elemental Altus' Board provided that AlphaStream's shareholding remains over 15% of Elemental Altus' outstanding common shares;
•	Pre-emptive and top-up rights in favour of AlphaStream to maintain its shareholding percentage in Elemental Altus, provided that AlphaStream's shareholding is over 15% of Elemental Altus' outstanding common shares; and
•	Following the expiration of the statutory hold period, certain processes to ensure the orderly disposition of its shareholdings in the event AlphaStream chooses to sell its shares in the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

AlphaStream

AlphaStream Limited, headquartered in the Abu Dhabi Global Market, is a leading mining investments company offering innovative financial solutions to mining companies and governments worldwide. With a diverse portfolio in Australia, Africa, and South America, AlphaStream empowers high-quality mining operators through non-dilutive growth capital. AlphaStream's approach encompasses the entire mining value chain, from extraction and processing to trading, ensuring comprehensive exposure and maximizing potential returns. Notably, AlphaStream partnered with Altus Strategies to acquire the combined Newcrest royalty portfolio in December 2021, demonstrating their commitment to strategic acquisitions and industry leadership.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) Based on broker consensus revenue estimates for the Company in 2025

2) Allied Gold Technical Report titled "NI 43-101 Technical Report for the Bonikro Gold Project, Republic of Côte d'Ivoire", dated September 7, 2023 and effective July 5, 2023

3) Allied Gold Release titled "Allied Gold Announces Preliminary 2023 Operating Results, 2024 Guidance and Medium-TermOutlook, Highlighting Upside to its Sustainable Production Base with Improved Costs and Growing Mineral Inventory", dated February 21, 2024 and effective December 31, 2023

4) Shen Yao Holdings Technical Report titled "Independent Qualified Persons Report for the Ballarat Goldmine, Australia", effective February 28, 2021

5) Northern Star Resources "2024 Annual Report", dated August 22, 2024

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the completion of the Acquisition and projected closing date; expected additions to revenue and free cash flow; exploration optionality and upside; anticipated improvements to financial flexibility with regards to acquisitions, deleveraging profile, and dividends; long term success and future development of the mines associated with the Portfolio; the price of gold; potential for Merlin to be incorporated into near-term mine scheduling; forecasts related to the Bonikro gold mine; the potential for subsequent bonuses in connection with SKO operations; royalty rate increases assuming the closing of the Acquisition; the approval of the Acquisition by the TSX Venture Exchange; and AlphaStream's rights on a go-forward basis. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic or any future pandemics or global health emergencies; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition and loss of key employees; the timing and certainty of TSX Venture Exchange approval and the closing of the Acquisition; assumptions concerning the financial impact of the Acquisition; expected Board composition; the relationship between the Company and its shareholders; and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward- looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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